Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Texas Tail Holdings, Inc.
2416 Postoffice St
Galveston, TX 77550
https://www.texastaildistillery.com/

Up to $1,235,000.00 in Common Stock at $5.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Texas Tail Holdings, Inc.
Address: 2416 Postoffice St, Galveston, TX 77550
State of Incorporation: DE
Date Incorporated: October 09, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 3,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks:

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Combo / Avid Perk

Early Bronze: Invest $500+ (minimum investment) within the first two weeks and receive 5% bonus shares

Early Silver: Invest $1,000+ within the first two weeks and receive 7% bonus shares

Early Gold: Invest $2,500+ within the first two weeks and receive 10% bonus shares

Early Platinum: Invest $5,000+ within the first two weeks and receive 12% bonus shares

Early Diamond: Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume Based Perk

Tier 1 Perk — Invest $500+ and receive:

- Exclusive Texas Tail Investor sticker

- Exclusive TTD Drink Local Shirt

- Exclusive labeled Bottle of Vodka

- Name on a wood stave to go on the barrel wall as an community investor

Tier 2 Perk — Invest $1000+ and receive:

- 2% Bonus Shares

- Metal investor Card good for 10% off your ticket when at the distillery

- + All non-bonus share perks listed in Tier 1

Tier 3 Perk — Invest $5,000+ and receive:

- 6% Bonus Shares

- Add your name to a new barrel of bourbon and keep the barrel once harvested.

- + All non-bonus share perks listed in Tier 2

Tier 4 Perk — Invest $10,000+ and receive:

- 8% Bonus Shares

- Private Barrel Pick - Private sampling for 4 people, selecting one from three barrels. Add your name to that barrel and once harvested you get 4 exclusive bottles from your pick as well as the empty barrel. Join us to harvest, bottle and personally sign each bottle.

- + All non-bonus share perks listed in Tier 3

Tier 5 Perk — Invest $25,000+ and receive:

- 10% Bonus Shares

- Come distill with us - Indulge in the complete bourbon adventure: Distill, barrel, and bottle your very own cask. Get your name on the barrel, a new bottle of "white dog", 4 bottles once it's matured and take the empty barrel home. Join us at the distillery to harvest, bottle and personally sign each bottle.

- + All non-bonus share perks listed in Tier 4

Tier 6 Perk — Invest $50,000+ and receive:

- 12% Bonus Shares

- One off Distilling experience - Craft, Barrel, and Bottle your exclusive batch. Full control from start to finish. Collaborate to create a one-of-a-kind bourbon, sold as a limited release at the distillery.

- Tastings for 4 people every year to decide when to harvest.

- Receive 2 new bottles of "white dog," + 4 bottles per tasting + at harvest receive 4 bottles of your exclusive one of a kind bourbon.

- + All non-bonus share perks listed in Tier 5

<u>Loyalty Perk</u>

All 54 Club Members will receive 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to alcohol distribution and consumption. The availability of these benefits may vary based on your location and the legal restrictions governing such activities. We recommend that you carefully review your local laws and regulations before considering any investment in relation to the mentioned tiers and associated incentives.

<u>The 10% StartEngine Owners' Bonus</u>

Texas Tail Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Texas Tail Distillery is a small micro-distillery. We pride ourselves on using genuine raw materials from Texas distributors. We believe these raw materials encourage growth in the local agricultural market and lower the environmental impact caused by continuously shipping ingredients cross-country. We believe we create a fine product because of the time and care we put into each batch, using only top-notch ingredients from Texas farmers and producing only a handful of bottles per batch. By producing such a small amount per batch, we are able to manipulate the process in such a way as to create only the most desirable and flavorful spirits available.

Business Model

We believe our craft distillery can thrive on a business model tailored to our objective of growth. With a stronghold in Texas, we believe we've captivated local markets with our exceptional vodka, which some say is the finest in the state. Our bourbons, released periodically, have previously sold out, attesting to their allure. Our online platform extends our reach to 43 states, tapping into a broader customer base. Over the next 5 years, our strategic focus rests on expanding our vodka line and bolstering our bourbon inventory by adding as many as 1,500+ barrels. We believe this dual strategy can help the Company grow, drawing enthusiasts and connoisseurs alike, as we continue to define excellence in craft spirits.

Corporate Structure

The business was initially organized as Texas Backwoods Distillery, Inc, a Texas C-Corporation on 1/15/2010. Then on 5/8/2018, the entity changed its name to Texas Tail Distillery, Inc. (the "Operating Entity").

On 10/09/2023, a new corporation, Texas Tail Holdings, Inc. (the "Issuing Entity" or the "Issuer") was formed in the state of Delaware. All shareholders in the Operating Entity exchanged their shares of common stock for shares of Common Stock in the Issuer. Texas Tail Holdings, Inc., wholly owns Texas Tail Distillery, Inc.

On 10/12/2023, a Texas limited liability company, Texas Tail Real Estate Holdings, LLC, was formed to hold the real property of the business. Texas Tail Real Estate Holdings is a wholly owned subsidiary of Texas Tail Holdings, Inc.

Competitors and Industry

Competitors

We differ from our competitors mostly because of our location. The Texas Gulf Coast has a unique climate that has proven beneficial for our bourbon. Our mellowing process has also allowed our previous limited-release bourbons to sell out.

As far as the company's vodka, we produce a 50/50 blend of corn and wheat. Our unique filtering process has allowed us to create one of the highest-rated Texas vodkas you can buy, winning Texas Vodka Distillery of the Year the last three years in a row at the New York International Spirits Competition.

In the bustling landscape of the Houston Area, our foremost rivals would undoubtedly include the illustrious Yellow Rose distillery. This nationally acclaimed brand is backed by a substantial capital company, and its primary repertoire revolves around the exquisite art of Bourbon craftsmanship. Yellow Rose stands as the second-largest distillery in the Houston Area, showcasing their resounding influence in the market.

Following closely on the competitive horizon is Whittmyers Distilling, an establishment known for producing a remarkable selection of vodka and bourbon right within the heart of Houston. Although they have faced some challenges and location changes in the past couple of years, they maintain their position as the fourth-largest distillery in the Houston Area.

A notable advantage that we proudly wield over our competitors is our splendid tasting room, a capacious 2500-square-foot haven of indulgence, complemented by a sprawling 4000-square-foot patio. Additionally, our culinary offerings are a testament to our commitment to enhancing the visitor experience. With complete ownership and operation of a delectable food establishment, we have cultivated a remarkable ambiance that entices both locals and tourists.

We believe this uniquely crafted experience positions us perfectly to tap into the robust tourism sector, drawing the attention of travelers venturing to the island for a well-deserved vacation. It's worth noting that Galveston, our esteemed locale, is home to the fourth-largest cruise port in the entire nation, a golden opportunity that allows us to showcase our brand to a massive audience comprising hundreds of thousands of island visitors

Industry

The global craft spirits industry was estimated to be around $22 billion in 2022. This market encompasses a diverse range of artisanal and small-scale distilleries that focus on producing unique and high-quality spirits. These distilleries cater to a discerning and growing consumer base that values authenticity, local sourcing, and exceptional craftsmanship in their alcoholic beverages.

Craft distilleries target a niche market of consumers who seek more than just a drink – they seek an experience. This target audience includes enthusiasts who appreciate the artistry and dedication that goes into each small batch of spirits. They are drawn to the stories behind the brands, the use of premium ingredients, and the innovation that often characterizes craft distilleries.

Furthermore, the target market is driven by consumers who prioritize sustainability, locality, and community engagement. Craft distilleries often forge strong connections with their local communities, contributing to the revitalization of local economies and a sense of pride in supporting homegrown businesses.

In essence, the craft distillery's target market consists of individuals who relish the authenticity, creativity, and connection to tradition that these distilleries offer, making it a dynamic and influential segment within the broader spirits industry.

Current Stage and Roadmap

Current Stage

Texas Tail Distillery is currently operating in our flagship location in Galveston, Texas. We serve food and drink to the public and also offer tours of the distillery by reservation.

Future Roadmap

Over the next three years, the company will focus on putting bourbon in barrels. Our goal is to produce 1,500 barrels by the fall of 2028.

Our second goal is to grow our out-of-state market. We have already started this process with a "click to order" available in 43 states.

Thirdly, the Company plans to develop a canned cocktail. We currently already produce a canned cocktail at the distillery but intend to expand this product for mass distribution.

The Team

Officers and Directors

Name: Nicholas Droege

Nicholas Droege's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, President, Secretary, Principal Accounting Officer, Director
  Dates of Service: January, 2010 - Present
  Responsibilities: Nick's role is managing the day-to-day operations and finances. He earns an annual salary of $72,000. He owns 41.25% of the company's equity.

Name: Gregory Christopher Truex

Gregory Christopher Truex's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President, Director
  Dates of Service: January, 2010 - Present
  Responsibilities: Greg manages the distillery operations. He receives an annual salary of $60,000. He owns 35.25% of the company's equity.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 3 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism,

war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Destruction of Barrel Inventory due to Natural Disaster
If a natural disaster such as a fire or flood were to occur, and destroy our inventory, the company would be set back 3 to 5 years worth of production time. We have an insurance policy that would pay out the retail value of the barrels, but we would not be able to recapture the time needed to age those lost barrels.

Shutdown via Large-Scale Pandemic
If government policy-makers to mandate restaurants and places of business to close, like what occurred during the 2020 pandemic, our food and beverage sales may be at risk.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nick Droege	825,000	Common Stock	41.25%
Greg Truex	705,000	Common Stock	35.25%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Common Stock.

Common Stock

The amount of security authorized is 2,500,000 with a total of 2,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Stock exchange between shareholder interest in Texas Tail Distillery to Texas Tail Holdings
  Date: October 09, 2023
  Offering exemption relied upon: Section 3(a)(9)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $769,046 compared to $817,924 in fiscal year 2022.

A significant amount of revenue in 2021 was attributable to hand sanitizer - between $100,000 and $200,000. When this is taken into account, the increase in sales attributed to food and beverage sales and wholesale revenue is roughly $200,000. Additionally, 2022 was our first full year in our new location, which opened in June 2021.

Cost of sales

Cost of Sales for fiscal year 2021 was $259,568 compared to $180,169 in fiscal year 2022.

The cost of sales decreased slightly from 2021 to 2022 because the Company did not renew a bottling contract at the beginning of 2022. The Company also chose to buy larger quantities of bottles, packaging materials, and other supplies.

Gross margins

Gross margins for fiscal year 2021 were 66.25% compared to 77.98% in fiscal year 2022.

The increase in gross margins was primarily due to a decrease in cost of goods sold and an increase in sales.

Expenses

Expenses for fiscal year 2021 were $676,028 compared to $713,035 in fiscal year 2022.

The increase in expenses originated from an increase in marketing spend, hiring an additional sales representative in Q3 2022 and three to four additional employees in the bar.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we anticipate sales to continue to increase through the hiring of sales representatives, and an increase in marketing spend. Past cash was primarily generated through sales, and equity investments from the founders. Our goal is to be able to produce 1,500 barrels of bourbon. We believe this will be achievable in the next three to five years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2023, the Company has capital resources available in the form of $150,000 in cash and a line of credit for $65,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. However, the funds are critical to increase the production of bourbon and allow us to put more barrels away to ultimately hit our goal of 1,500 barrels in storage in five years.

We believe we would be able to operate indefinitely, but we will be able to operate at a higher capacity for the next 2-3 years.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate as normal and continue to slowly increase barrel production. These funds are not to support day to day capital and will be more for a large increase in barrel production and storage. The increase will allow us to sell more bourbon and not sell out so fast of each release.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, We believe we would be able to operate indefinitely, but we will be able to operate at a higher capacity for the next 2-3 years. The funds are being used to support increased bourbon production more than day-to-day operations. This is based on a current monthly burn rate of $15,000 for expenses related to increasing barrel production.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital, however, we would consider it if we hit our funding goal to keep expanding our distillery market share and allow us to get to our goal of 1,500 barrels in storage in five years.

Indebtedness

- Creditor: Loan 1
  Amount Owed: $51,595.00
  Interest Rate: 7.5975%
  Maturity Date: June 04, 2026
  Amount outstanding calculated as of Dec 31, 2022. The Company entered into this loan agreement on June 4, 2018. The original note amount is $92,679. The interest rate is 7.5975% per year and monthly payments of $1,377.31 which covers principal and interest are due on the 4th of each month. Monthly payments began six (6) months after the date of the loan agreement. The loan is secured by collateral that values $92,728.76.

- Creditor: Loan 2

Amount Owed: $33,728.00
Interest Rate: 5.25%
Amount outstanding calculated as of Dec 31, 2022. The Company entered into this loan agreement on April 29, 2020. The original note amount is $57,032. The interest rate is 5.25% per year and monthly payments of $829.89 which covers principal and interest are due on the 29th of each month. The principal balance outstanding as of December 31, 2022 was $33,728. This note was paid off in 2023 when the associated vehicle was traded in. As a part of the transaction, the Company entered into a new loan agreement.

- Creditor: Loan 3
  Amount Owed: $23,989.00
  Interest Rate: 6.25%
  Maturity Date: August 19, 2025
  Amount outstanding calculated as of Dec 31, 2022. The Company entered into this loan agreement on August 28, 2020. The original note amount is $42,000. The interest rate is 6.25% per year and monthly payments of $816.92 which covers principal and interest are due on the 19th of each month.

- Creditor: Loan 4
  Amount Owed: $95,540.00
  Interest Rate: 6.25%
  Maturity Date: December 23, 2025
  Amount outstanding calculated as of Dec 31, 2022. The Company entered into this loan agreement on December 28, 2020. The original note amount is $150,000. The interest rate is 6.25% per year and monthly payments of $2,917.44 which covers principal and interest are due on the 23rd of each month. The loan is secured by collateral that values $227,251.

- Creditor: Loan 5
  Amount Owed: $15,764.00
  Interest Rate: 5.25%
  Maturity Date: May 13, 2024
  Amount outstanding calculated as of Dec 31, 2022. The Company entered into this loan agreement on August 13, 2021. The original note amount is $30,985. The interest rate is 5.25% per year and monthly payments of $488.82 which covers principal and interest are due on the 13th of each month. The Company makes monthly additional payments of $511.18 per month.

- Creditor: Loan 6
  Amount Owed: $740,291.00
  Interest Rate: 5.25%
  Maturity Date: March 27, 2043
  Amount outstanding calculated as of Dec 31, 2022. The Company entered into this loan agreement on September 28, 2022. The original note amount is $750,000. The interest rate is 5.25% per year and monthly payments of 5,055.09 which covers principal and interest are due on the 27th of each month. The loan is secured by collateral that values $1,350,000.

- Creditor: SBA Loan
  Amount Owed: $86,400.00
  Interest Rate: 3.75%
  Maturity Date: May 26, 2050
  Amount outstanding calculated as of Dec 31, 2022. The Company entered into an SBA loan on May 26, 2020. The interest rate is 3.75% per annum and the note matures in 30 years. Monthly payments of principal and interest are $422 per month and begin twelve months from the date of the note.

Related Party Transactions

- Name of Entity: Texas Tail Distillery, Inc.
  Names of 20% owners: Texas Tail Holdings, Inc.
  Relationship to Company: Wholly owned subsidiary and operating company.
  Nature / amount of interest in the transaction: Texas Tail Holdings, Inc.'s general and administrative expenses of $7,500 were paid by its subsidiary, Texas Tail Distillery, Inc.
  Material Terms: Texas Tail Holdings, Inc.'s general and administrative expenses of $7,500 were paid by its subsidiary, Texas Tail Distillery, Inc.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company has no Preferred Stock, options, warrants or other securities with a right to acquire shares. The Company also has no shares reserved for issuance under a company equity incentive plan.

Based on a thorough evaluation of the Company's recent revenue and recent industry revenue multiples derived from notable acquisitions within the last five years, Texas Tail Distillery values itself at $10,000,000.

There are two notable acquisitions that provide insights into valuation metrics based on revenue multiples.

In 2017, Patron produced 2.6 million nine-liter cases. In January 2018, Bacardi purchased Patron for $5.1 billion. This equates to $1,962 per nine-liter case. This was about 7.5x its sales.

In June 2017, Diageo acquired Casamigos for $1 billion. Prior to this acquisition, in 2016, Casamigos produced 120,000 cases of tequila. Diageo seems to have valued each case at $8,333. Diageo did not disclose revenue or profit figures, but Morgan Stanley had estimated the deal's enterprise value was a 20x gross revenue.

If we apply the average of the 7.5x and 20x revenue multipliers seen in the acquisitions of Patron and Casamigos, 13.75x, Texas Tail's 2022 revenue of $817k x 13.75 yields a valuation of $11.2M. We've discounted the valuation to $10M given that our brand is less established than Patron and Casamigos at the time of their acquisitions.

For the reasons above, the Company believes its $10M valuation is reasonably justified.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  3.0%
  We will use 3% of the funds raised for market and customer research, new product development.

- Inventory
  63.5%
  We will use 63.5% of the funds raised to purchase inventory to make approximately 750 barrels of Bourbon for the Company's Coastline Whiskey Line in preparation of expansion over the next 3 years.

- Company Employment
  9.5%
  We will use 9.5% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing. Wages to be commensurate with training, experience and position.

- Equipment
  7.0%
  We will use 7% of the funds for new equipment to cover for the product expansion. This will include a new mash tun and chiller. Both of these will increase or efficiencies. We will also be looking at updating our bottling line to help the process transition better and more efficiently.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing

10.0%
We will use approximately 10% of the raise towards marketing the raise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.texastaildistillery.com/ (www.texastaildistillery.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/texastaildistillery

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Texas Tail Holdings, Inc.

[See attached]

Texas Tail Holdings, Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception to October 9, 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Management, Texas Tail Holdings, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception to October 9, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 8, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Emphasis of Matter Regarding a Predecessor Entity:
Texas Tail Holdings, Inc. was incorporated on October 9, 2023 in Delaware. Texas Tail Holdings, Inc. will serve as a holding company for its predecessor Texas Tail Distillery. Texas Tail Holdings, Inc. will conduct a regulation crowdfunding campaign in 2023.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042 | On behalf of RNB Capital LLC | Sunrise, FL
October 13, 2023

TEXAS TAIL HOLDINGS, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	Inception -
	October 9, 2023
ASSETS	
Cash and Cash Equivalents	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Due to Texas Tail Distillery	7,500
Total Current Liabilities	7,500
TOTAL LIABILITIES	7,500
EQUITY	
Common Stock	-
Preferred Stock	-
Additional Paid in Capital	-
Accumulated Deficit	(7,500)
Total Equity	(7,500)
TOTAL LIABILITIES AND EQUITY	-

TEXAS TAIL HOLDINGS, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception -
	October 9, 2023
Revenue	-
Cost of Goods sold	-
Gross Profit	-
Operating Expenses	
General and Administrative	7,500
Total Operating Expenses	7,500
Operating Income (loss)	(7,500)
Other	-
Total Other Income	-
Other	-
Total Other Expense	-
Net Income (loss)	(7,500)

TEXAS TAIL HOLDINGS, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception -
	October 9, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(7,500)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due to Texas Tail Distillery, Inc.	7,500
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	7,500
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Issuance of Common Stock/Member contributions	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

TEXAS TAIL HOLDINGS, INC STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Inception	-	-	-	-	-
Issuance of Common Stock	2,000,000	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(7,500)	(7,500)
October 9, 2023	2,000,000	-	-	(7,500)	(7,500)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Texas Tail Holdings, Inc ("the Company") was formed in Delaware on October 9th, 2023. The Company serves as a holding company for Texas Tail Distillery, Inc. who earns its revenues from operating a bar and restaurant and from wholesaling alcohol made from locally-sourced ingredients. The Company's headquarters is in Galveston, TX.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

General and Administrative

General and administrative expenses consist of formation and filing costs, including legal fees.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's general and administrative expenses of $7,500 were paid by its subsidiary, Texas Tail Distillery, Inc.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long term obligations.

NOTE 6 – EQUITY

The Company has authorized 2,500,000 shares of common stock with a par value of $0.0001 per share. Two million (2,000,000) shares are issued and outstanding as of the date of this report.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of inception to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 13, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Financing: Over the next twelve months, the company plans to finance its operations through a crowdfunding campaign and revenue-producing activities
4. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
5. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

Texas Tail Distillery, Inc.
(the "Company")
a Texas Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Table of Contents

RNB CAPITAL

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Management, Texas Tail Distillery, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 8, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Emphasis of Matter Regarding a Successor Entity:
Texas Tail Holdings, Inc. was incorporated on October 9, 2023 in Delaware. Texas Tail Holdings, Inc. will serve as a holding company for the Company and will conduct a regulation crowdfunding campaign in 2023.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | AC59042 | On behalf of RNB Capital, LLC, Sunrise, FL
October 13, 2023

TEXAS TAIL DISTILLERY, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2022	**2021**
ASSETS		
Cash and Cash Equivalents	113,338	8,549
Accounts Receivable	30,133	33,809
Prepaid Expenses	-	-
Inventory	86,865	56,501
Prepaid Expenses	43,059	19,551
Other	55	-
Total Current Assets	273,450	118,410
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	957,409	1,045,177
Other	15,269	-
Total Non-Current Assets	972,678	1,045,177
TOTAL ASSETS	**1,246,128**	**1,163,586**
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	39,508	36,078
Payroll Liabilities	7,281	23,195
Line of Credit	80,530	60,030
Shareholder Loan	56,053	41,834
SBA PPP Loan	-	48,100
Current Portion of Long Term Debt	91,186	72,669
Accrued Interest	-	-
Other Liabilities	9,487	2,794
Total Current Liabilities	284,044	284,700
Notes Payable	962,342	1,228,885

Total Long-Term Liabilities	962,342	1,228,885
TOTAL LIABILITIES	1,246,386	1,513,584
EQUITY		
Common Stock	1,000	1,000
Preferred Stock		-
Additional Paid in Capital	453,085	44,147
Accumulated Deficit	(453,093)	(395,146)
Total Equity	(258)	(349,999)
TOTAL LIABILITIES AND EQUITY	**1,246,128**	**1,163,586**

TEXAS TAIL DISTILLERY, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2022	**2021**
Revenue	817,924	769,046
COGS	180,169	259,568
Gross Profit	**637,755**	**509,478**
Operating Expenses		
Advertising and Marketing	35,185	38,031
General and Administrative	139,783	135,855
Payroll Expenses	364,574	339,271
Insurance Expense	48,577	38,346
Rent or Lease	-	18,000
Amortization	229	-
Depreciation	124,687	106,525
Total Operating Expenses	713,035	676,028
Operating Income (loss)	(75,280)	(166,551)
Other Income	17,156	-
Interest Income	-	71
Other	-	-
Total Other Income	17,156	71
Other Expense	-	-
Interest Expense	46,673	48,961
Other	-	-
Total Other Expense	46,673	48,961
Earnings Before Income Taxes	(104,797)	(215,440)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	**(104,797)**	**(215,440)**

TEXAS TAIL DISTILLERY, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(104,797)	(215,440)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	124,687	106,525
Amortization	229	-
Accounts Payable and Accrued Expenses	3,430	(29,963)
Accrued Liabilities	(9,221)	17,688
Inventory	(30,364)	-
Accounts Receivable	3,676	13,743
Prepaids	(23,509)	(19,551)
Deferred Tax Asset	-	-
Deferred Revenue	-	-
Other	(17,823)	1,250
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	51,104	89,693
Net Cash provided by (used in) Operating Activities	(53,693)	(125,747)
INVESTING ACTIVITIES		
Equipment		
Furniture & Fixtures	10,950	(313,738)
Leasehold Improvements		
Trademark		
Net Cash provided by (used by) Investing Activities	10,950	(313,738)
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	408,938	44,147
Debt	(261,407)	230,651

Net Cash provided by (used in) Financing Activities	147,531	274,797
Cash at the beginning of period	8,549	173,237
Net Cash increase (decrease) for period	104,789	(164,688)
Cash at end of period	**113,338**	**8,549**

TEXAS TAIL DISTILLERY, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

Statement of Changes in Shareholder Equity					
	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/21	1,000	1,000	-	(204,706)	(203,706)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	44,147	-	44,147
Prior Period Adjustments				25,000	25,000
Net Income (Loss)	-	-	-	(215,440)	(215,440)
Ending Balance 12/31/2021	***1,000***	***1,000***	***44,147***	***(395,146)***	***(349,999)***
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	408,938	-	408,938
Prior Period Adjustments				45,600	45,600
Net Income (Loss)	-		-	(104,797)	(104,797)
Ending Balance 12/31/2022	***1,000***	***1,000***	***453,085***	***(454,343)***	***(258)***

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Texas Tail Distillery, Inc ("the Company") was originally formed in Texas under the name Texas Backwood Distillery on January 15, 2010. The Company changed its name to Texas Tail Distillery in May 2018. The company earns its revenues from operating a bar and restaurant and from wholesaling alcohol made from locally-sourced ingredients. Its headquarters is in Galveston, TX.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prior Period Adjustments

The accumulated deficit balance has been adjusted to reflect prior period adjustments which include PPP loan forgiveness totaling $73,100 and organizational costs of $1,250 that are carried on the balance sheet for tax purposes, but were not expensed.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable
Trade receivables are uncollateralized customer obligations that are due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to specific invoices identified on the customer's remittance advice. While payments are generally collected upfront, some merchants may have a delay between collecting from the customer and sending the payment to the company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is determined using either the double declining balance method or the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Office Equipment	5	9,779	5,104	-	4,675
Vehicles	5	85,127	56,588	-	28,539
Machinery & Equipment	5	414,555	216,481		198,074
Leasehold Improvement	15	33,493	9,389	-	24,104
Label Design & Website	10 / 7	16,088	14,149	-	1,939
Furniture & Fixtures	7	44,373	25,636	-	18,737
Building	39	719,268	37,927	-	681,341
Grand Total	-	**1,322,683**	**365,274**	-	**957,409**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates its revenues from its bar and restaurant operations as well as its alcohol wholesale operations. The Company's payments are generally collected at time of service or time of purchase. The Company's primary performance obligations are fulfilled once customers are served in the bar and restaurant and when alcohol products are delivered to its customers.

Disaggregated Revenues		
Category	**2022**	**2021**
Bottles	162,243	245,813
Cocktails	349,877	285,963
Non Alcoholic	4,487	2,241
Other Product	153,371	148,719
Services	1,380	1,019
Food	146,565	85,291
Total Income	***817,924***	***769,046***

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and other miscellaneous expenses, including, but not limited to accounting, finance, tax, legal, insurance, and dues and subscriptions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loan 1

The Company entered into this loan agreement on June 4, 2018. The original note amount is $92,679. The interest rate is 7.5975% per year and monthly payments of $1,377.31 which covers principal and interest are due on the 4th of each month. Monthly payments began six (6) months after the date of the loan agreement. The loan is secured by collateral that values $92,728.76. The loan's maturity date is June 4, 2026. The principal balance outstanding as of December 31, 2022 was $51,595.

Loan 2

The Company entered into this loan agreement on April 29, 2020. The original note amount is $57,032. The interest rate is 5.25% per year and monthly payments of $829.89 which covers principal and interest are due on the 29th of each month. The principal balance outstanding as of December 31, 2022 was $33,728.

This note was paid off in 2023 when the associated vehicle was traded in. As a part of the transaction, the Company entered into a new loan agreement. Refer to the Subsequent Events section for additional information on the new loan.

Loan 3

The Company entered into this loan agreement on August 28, 2020. The original note amount is $42,000. The interest rate is 6.25% per year and monthly payments of $816.92 which covers principal and interest are due on the 19th of each month. The loan's maturity date is August 19, 2025. The principal balance outstanding as of December 31, 2022 was $23,989.

Loan 4

The Company entered into this loan agreement on December 28, 2020. The original note amount is $150,000. The interest rate is 6.25% per year and monthly payments of $2,917.44 which covers principal and interest are due on the 23rd of each month. The loan is secured by collateral that values $227,251. The loan's maturity date is December 23, 2025. The principal balance outstanding as of December 31, 2022 was $95,540.

Loan 5

The Company entered into this loan agreement on August 13, 2021. The original note amount is $30,985. The interest rate is 5.25% per year and monthly payments of $488.82 which covers principal and interest are due on the 13th of each month. The Company makes monthly additional payments of $511.18 per month. The loan matures on May 13, 2024. The principal balance outstanding as of December 31, 2022 was $15,764

Loan 6

The Company entered into this loan agreement on September 28, 2022. The original note amount is $750,000. The interest rate is 5.25% per year and monthly payments of $5,055.09 which covers principal and interest are due on the 27th of each month. The loan is secured by collateral that values $1,350,000. The loan's maturity date is March 27, 2043. The principal balance outstanding as of December 31, 2022 was $740,291.

Loan 7
The Company entered into an SBA loan on May 26, 2020. The interest rate is 3.75% per annum and the note matures in 30 years. Monthly payments of principal and interest are $422 per month and begin twelve months from the date of the note. The principal balance outstanding as of December 31, 2022 was $86,400.

5 Year Debt Principal Maturities

	Loan 1	*Loan 2*	*Loan 3*	*Loan 4*	*Loan 5*	*Loan 6*	*Loan 7*	*Grand Total*
2023	13,711	11,317	8,544	29,828	11,445	14,486	1,856	91,186
2024	14,630	11,666	9,093	31,746	4,319	15,418	1,926	88,798
2025	15,609	10,745	6,352	33,966	-	16,409	2,000	85,082
2026	7,645	-	-	-	-	17,465	2,076	27,186
2027	-	-	-	-	-	18,588	2,155	20,744
2028 and Beyond	-	-	-	-	-	657,925	76,386	734,312
Totals	51,595	33,728	23,989	95,540	15,764	740,291	86,400	1,047,307

Line of Credit
The Company entered into this line of credit on July 19, 2013. The maximum credit limit is $65,000. The interest rate is 9.5% per year and minimum monthly payments, which are determined by the balance outstanding, are due the 19th of each month. The principal balance outstanding as of December 31, 2022 was $21,984.

Note: The Company renewed this line of credit on July 19, 2023 under the existing terms and conditions. The line of credit matures on January 19, 2024.

NOTE 6 – EQUITY

The Company has authorized 100,000 common shares at a par value of $1.00. All 100,000 shares were issued and outstanding as of 2021 and 2022.

As of December 31, 2021: The shares were distributed among four owners at the following ownership percentages: 50%, 35.25%, 6.25%, and 8.5%.
As of December 31, 2022: The shares are distributed among four owners at the following ownership percentages: 41.25%, 35.25%, 15%, and 8.5%.

Voting: Each outstanding share, regardless of class, shall be entitled to one vote on each matter.

Dividends: The Board of Directors may declare at any annual, regular or special meeting of the Board of Directors and the Corporation may pay dividends on the outstanding shares in cash, property, or in the shares of the Corporation.

The Board of Directors may, by resolution, create a reserve or reserves out of the Corporation's surplus or designate or allocate any part or all of the Corporation's surplus in any manner for any proper purpose or purposes, including but not limited to creating a reserve fund to meet contingencies or for equalizing dividends or for repairing or maintaining any property of the corporation. The Board of Directors may increase, decrease, or abolish the reserve in the same manner.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 13, 2023 the date these financial statements were available to be issued.

On July 31, 2023, the Company approved a motion to convert a shareholder's $175,000 loan to 8,750 shares of common stock, resulting in the shareholder holding a 15% interest in the Company.

The Company entered into a loan agreement on July 29, 2023. The original note amount is $63,055. The interest rate is 9.19% per year and monthly payments of $1,142.55 which covers principal and interest are due on the 29th of each month.

The Company renewed its $65K line of credit under its existing conditions. Refer to Line of Credit under Note 5 for additional information.

Texas Tail Holdings, Inc. was formed on October 9, 2023 and became the holding company for the Company herein. The Company's shareholders exchanged all 100,000 of the Company's issued and outstanding shares for 2,000,000 shares in Texas Tail Holdings, Inc.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The uncertainties and challenges that the company faces, include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Financing: Over the next twelve months, the company plans to finance its operations through a crowdfunding campaign and revenue-producing activities
4. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results

5. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Texas Tail Distillery by Texas Tail Holdings, Inc. is not live or open to the public at this moment.

GET A PIECE OF TEXAS TAIL DISTILLERY BY TEXAS TAIL HOLDINGS, INC.

A Micro Distillery Raising the Bar

Texas Tail Distillery crafts unique, hand-made spirits capturing the essence of the Lone Star State, where quality, exceptional ingredients, and dedication define every drop.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


A Micro Distillery Raising the Bar

$0 Raised

REASONS TO INVEST

- We source the finest locally-grown ingredients to craft our spirits, capturing Texas in every bottle, while supporting local agriculture and minimizing our environmental impact.
- The craft distilling market was valued at approximately $22B globally in 2022 and we plan on tapping into the market demand by delivering an exceptional quality product.*
- Our visionary owners, recipients of three "Texas Vodka Distillery of the Year" awards, bring 25+ years of extensive expertise in business acquisitions and sales, coupled with a genuine passion for crafting excellence.

*Source

Invest Now
$5.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$500	$10M

THE PITCH

Tapping into the Gold Coast


Welcome to Texas Tail Distillery!
WE'RE A SMALL-BATCH DISTILLERY
DEDICATED TO CREATING THE FINEST SPIRITS
YOU'VE EVER TASTED & WE'RE PROUD OF IT!

Founded in 2010 by two friends who shared a love for good spirits and the Texas wilderness. Inspired by the great outdoors and the pursuit of crafting something truly unique, we set out to create hand-crafted spirits that capture the essence of Texas. From those humble beginnings, Texas Tail Distillery has grown into a passionate endeavor specializing in whiskey, vodka, and an array of delightful liquors.


TEXAS TAIL DISTILLERY

What really sets us apart is our commitment to quality. We meticulously source our raw materials from Texas distributors, supporting local agriculture and reducing our environmental footprint. We produce only a handful of bottles per batch, allowing us to manipulate the process to create some of the most desirable and flavorful spirits. It's this dedication that has earned us a loyal following and a reputation for excellence.

THE OPPORTUNITY

Taste As Bold As the Lone Star State


Our Process Is Simple
1
WE START BY SOURCING ONLY THE
FINEST INGREDIENTS
2
DISTILL
INTO PURE SPIRITS CREATING A UNIQUE TEXAS FLAVOR
3
BOTTLE & SHIP
FOR EVERYONE TO ENJOY OUR TEXAS HERITAGE

Texas Tail Distillery aims to seize a remarkable opportunity in the spirits industry by tapping into the authentic flavors and unique climate of the Texas Gulf Coast. Our mission is simple: to craft the finest distilled spirits in the world, all while showcasing the richness of our Texan heritage. We believe that what makes a great vodka is its purity, so every bottle of Texas vodka is primarily corn-based ethanol from Texas farms. **We take pride in producing small-batch whiskey and vodka that we believe are second to none.**


But We're Too Good For Our Own Good
WE HAVE SOLD OUT
OF PREVIOUS LIMITED RELEASE BOURBONS
That's Why We Need Your Help!
WE ARE SEEKING TO RAISE CAPITAL SO THAT WE CAN
PUT MORE BOURBON IN BARRELS

Our process revolves around sourcing the finest ingredients, distilling them into pure Texas spirits, and delivering our products to enthusiasts worldwide. We believe the Texas climate lends a special touch to our bourbon, while our innovative mellowing process consistently leads to high demand and previous sellouts of our limited release bourbons. On the other hand, our vodka stands out just as well with its 50/50 blend of corn and wheat and an exceptional filtering process, earning us top ratings in major spirit competitions, surpassing some well-known brands.

THE MARKET & OUR TRACTION

Leaders in the Art of Craft


WE'VE ALREADY DOUBLED 2022 SALES THIS YEAR!
A REFLECTION OF OUR EXCEPTIONAL PRODUCT QUALITY.
WE'VE PREVIOUSLY SOLD OUT OF OUR LIMITED RELEASE BOURBONS
WE ARE LOCATED IN
700+ STORES
IN 43 STATES

We believe Texas Tail Distillery is positioned to thrive in the ever-growing craft distilling market, valued at approximately $20 billion globally (Source). This sector caters to discerning consumers who seek authenticity, local sourcing, and artisanal craftsmanship in their spirits. Our impressive traction speaks volumes: we anticipate tripling our revenue by the end of this year, driven by steady market demand and exceptional product quality. **We've successfully reached a diverse and expanding customer base thanks to distribution partnerships spanning across 700+ liquor stores and online platforms, therefore enabling shipping to 43 states.**


TEXAS TAIL DISTILLERY WAS NAMED
TEXAS VODKA DISTILLERY
OF THE YEAR BY THE NEW YORK INTERNATIONAL SPIRITS COMPETITION 3 YEARS IN A ROW

With a collective distilling experience exceeding 25 years, our leadership team possesses a depth of expertise. Our owners, distinguished recipients of three "Texas Vodka Distillery of the Year" awards, bring not only a wealth of knowledge in business acquisitions and sales, but also a passion for craft excellence. Meanwhile, our dynamic Sales Manager achieved the impressive feat of doubling sales in just 9 months, while our General Manager's two decades of experience in fine dining and operations have catapulted us to the pinnacle of Galveston's culinary scene. These accolades, including "Double Gold" and "Texas Vodka Distillery of the Year," serve as resounding endorsements of our commitment to excellence in craft distilling.

WHY INVEST

Pioneering Spirits With Texas Pride


AT TEXAS TAIL DISTILLERY, WE BELIEVE THAT
GOOD THINGS COME FROM HARD WORK.
SO WE PUT EVERYTHING WE'VE GOT
INTO MAKING SURE OUR SPIRITS LIVE UP TO THEIR NAME!

We believe the opportunities within the craft distilling landscape are limitless, and Texas Tail Distillery stands ready to grasp them. We take pride in honoring Texas heritage and embracing the distinctive climate that molds our bourbon, coupled with our innovative techniques inspired by the wine industry. Our ambitious plans include expanding our bourbon production, venturing into new markets across 43 states, and bringing our popular canned cocktails to a broader audience.

Join us in this spirited journey by investing in Texas Tail Distillery!

ABOUT

HEADQUARTERS
2416 Postoffice St
Galveston, TX 77550

WEBSITE
View Site

Texas Tail Distillery crafts unique, hand-made spirits capturing the essence of the Lone Star State, where quality, exceptional ingredients, and dedication define every drop.

TEAM

Nicholas Droege
Chief Executive Officer, President, Secretary, Principal Accounting Officer, Director

As our President, Nick leads our organization with a keen strategic vision and unwavering dedication to excellence. He is not only instrumental in propelling our business forward but also understands the vital role we play in our community. Under Nick's leadership, we've experienced rapid growth and expansion. His commitment to our company's success is evident in his exceptional leadership, driving our business to new heights and raising the bar on quality and taste.

Gregory Truex
Vice President, Director

As our Vice President and head distiller, Greg stands as the embodiment of the art of distillation. A true tastemaker and visionary leader, he meticulously crafts a portfolio of Vodka and Bourbon that not only preserves the essence of time-honored techniques but also beautifully captures the spirit of contemporary tastes. Greg's unwavering commitment to excellence has set the industry standard, making a profound impact in the ever-evolving world of spirits.

Lani Wilson
General Manager

As our General Manager, Lani is the driving force behind the seamless daily operation of our bar and restaurant, as well as the exceptional management of our distillery's workforce. With an impressive 15 years of experience in overseeing high-end restaurants, Lani brings a wealth of knowledge and expertise to our establishment. Her leadership ensures that every aspect of our business runs efficiently, from the exquisite dining experience to the skilled management of our dedicated team.

James Wilson
Sales Manager

As our Sales Manager, James has been the driving force behind our remarkable growth over the past year, continually expanding our reach and market presence. With an impressive 17 years of experience in sales, James possesses an innate ability to identify and capitalize on new opportunities, consistently opening up new markets for our product line. His unwavering commitment to understanding clients' needs and delivering precisely what they require is a testament to his exceptional sales acumen, making him an invaluable asset to our team.

TERMS

Texas Tail Distillery by Texas Tail Holdings, Inc.

Overview

PRICE PER SHARE
$5

VALUATION
$10M

DEADLINE
Feb. 13, 2024 at 7:59 AM UTC

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
3,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
247,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks:

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

<u>Combo / Avid Perk</u>

Early Bronze: Invest $500+ (minimum investment) within the first two weeks and receive 5% bonus shares

Early Silver: Invest $1,000+ within the first two weeks and receive 7% bonus shares

Early Gold: Invest $2,500+ within the first two weeks and receive 10% bonus shares

Early Platinum: Invest $5,000+ within the first two weeks and receive 12% bonus shares

Early Diamond: Invest $10,000+ within the first two weeks and receive 15% bonus shares

<u>Volume Based Perk</u>

Tier 1 Perk — Invest $500+ and receive:

- Exclusive Texas Tail Investor sticker

- Exclusive TTD Drink Local Shirt

- Exclusive labeled Bottle of Vodka

- Name on a wood stave to go on the barrel wall as an community investor

Tier 2 Perk — Invest $1000+ and receive:

- 2% Bonus Shares

- Metal investor Card good for 10% off your ticket when at the distillery

- + All non-bonus share perks listed in Tier 1

Tier 3 Perk — Invest $5,000+ and receive:

- 6% Bonus Shares

- Add your name to a new barrel of bourbon and keep the barrel once harvested.

- + All non-bonus share perks listed in Tier 2

Tier 4 Perk — Invest $10,000+ and receive:

- 8% Bonus Shares

- Private Barrel Pick - Private sampling for 4 people, selecting one from three barrels. Add your name to that barrel and once harvested you get 4 exclusive bottles from your pick as well as the empty barrel. Join us to harvest, bottle and personally sign each bottle.

- + All non-bonus share perks listed in Tier 3

Tier 5 Perk — Invest $25,000+ and receive:

- 10% Bonus Shares

- Come distill with us - Indulge in the complete bourbon adventure: Distill, barrel, and bottle your very own cask. Get your name on the barrel, a new bottle of "white dog", 4 bottles once it's matured and take the empty barrel home. Join us at the distillery to harvest, bottle and personally sign each bottle.

- + All non-bonus share perks listed in Tier 4

Tier 6 Perk — Invest $50,000+ and receive:

- 12% Bonus Shares

- One off Distilling experience - Craft, Barrel, and Bottle your exclusive batch. Full control from start to finish. Collaborate to create a one-of-a-kind bourbon, sold as a limited release at the distillery.

- Tastings for 4 people every year to decide when to harvest.

- Receive 2 new bottles of "white dog," + 4 bottles per tasting + at harvest receive 4 bottles of your exclusive one of a kind bourbon.

- + All non-bonus share perks listed in Tier 5

<u>Loyalty Perk</u>

All 54 Club Members will receive 5% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to alcohol distribution and consumption. The availability of these benefits may vary based on your location and the legal restrictions governing such activities. We recommend that you carefully review your local laws and regulations before considering any investment in relation to the mentioned tiers and associated incentives.

<u>The 10% StartEngine Owners' Bonus</u>

Texas Tail Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS

Write the Title of the Article Here

Write a summary of the article here, or the first 1-3 sentences of the article.

View Article

Write the Title of the Article Here

Write a summary of the article here, or the first 1-3 sentences of the article.

View Article

Write the Title of the Article Here

Write a summary of the article here, or the first 1-3 sentences of the article.

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Texas Tail Distillery by Texas Tail Holdings, Inc..

JOIN THE DISCUSSION

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

Crowdfunding

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRA** / **SIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

You probably already know that we do things bigger in Texas. But did you know that we also do them better? Allow us to introduce ourselves: we are Texas Tail Distillery, and we're taking the taste to the next level with our small batch spirits.

We're sourcing some of the freshest local ingredients so we have some of the richest local flavors while also giving back to our Galveston Island community.

We're just a small community here on Galveston Island so helping each other out is something we all value. We take 'being a good neighbor' to a new level.

The great state of Texas is already no stranger to our award-winning vodka, and we believe our Coastline Whiskey is ready to ride the same wave.

That's where you come in. We're expanding our vodka line and bolstering our bourbon manufacturing capacity by adding as many as 1500+ barrels. Why? Because we already have distributions with liquor stores, bars, restaurants, our website is shipping to 43 states from our grain-to-glass facility and we've previously sold out of our limited release bourbons.

We feel we've perfected our aging process thanks to the unique climate of the Texas gulf coast, where the heat and humidity allow our spirit to age faster and more smoothly without losing any of its flavor complexity. We like to call it "aged to perfection on island time."

"It tastes like coming home."

"You know how the best flavors sort of unfold in your mouth? Well that's what this Coastline Whiskey does. It's smooth but complicated, sweet but spicy, and never, ever boring."

The craft distillery market is valued at an impressive $20B globally and is witnessing exponential growth. Craft spirits are outpacing the growth of non-craft spirits in the US, following in the footsteps of the craft beer market.

Our leadership team has a combined 25+ years of distilling experience and our sales manager recently doubled our sales and orders within just 9 months.

We've also won some really cool awards, including "Texas Vodka Distillery of the Year" for three years in a row. Our Vodka won double gold in multiple big spirit competitions of the year. And in 2020, the Houston Business Journal named us the third biggest distillery in the Houston area based on our yearly production gallons.

As the only distillery on Galveston Island, we're also dedicated to giving back to our community through beach clean-ups, art walks, and working with local charities like the Humane Society.

Our small island community is all about supporting each other. And with each sip of our Coastline Whiskey, we hope to bring a bit of our community into yours. So join us! We could all use a little more island time.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

TEXAS TAIL DISTILLERY

Exciting Opportunity: Join Us in Revolutionizing the Craft distilling Industry!



One Week away from launching!

I hope this message finds you well. I'm thrilled to share an exciting opportunity with you - we're getting closer to launching our equity crowdfunding campaign on the StartEngine platform, and I wanted to provide you with a sneak peek into what makes this investment opportunity so compelling.

As we set our sights on raising $1.235 million, under the regulations of Reg CF with Reviewed Financials, we're eager to invite you to join us in a journey that promises both exciting prospects and the opportunity to be part of a burgeoning industry. Our focus is clear: we aim to invest our capital in the art of crafting exceptional bourbon and solidify our presence in a market that's experiencing unprecedented growth.



Here's what you need to know:

1. Seizing the Opportunity:
The bourbon market is currently outpacing the craft beer movement. Which has helped us doubled our sales over the last 9 months. The timing has never been better to be a part of this booming industry. Your participation now can pave the way for remarkable financial growth in the near future. We're committed to transparency, innovation, and the pursuit of excellence in the bourbon-making process. With your support, we're confident that we can reach our goals and take the bourbon industry by storm.

2. Our Vision:
This is the first round of equity crowdfunding as we embark on our mission to become a major bourbon producer in the heart of Texas. Our long-term strategy spans the next 5-7 years, as we prepare to make a significant impact on the bourbon industry. We want to add some 1500 plus barrels to our inventory.



3. Investment Details:
The minimum investment to join us is just $500.
We've tailored an array of perks for every investment level. Early investors will benefit from exclusive incentives designed to reward your belief in our vision.

Stay tuned for our official launch on the StartEngine platform. We'll keep you updated with all the information you need to make an informed investment decision.

Thank you for considering joining us on this exciting journey. If you have any questions or would like to learn more, please don't hesitate to reach out to me directly at nick@texastaildistillery or feel free to call at (281) 960-2198.

Isabella Marklin <isabella.marklin@startengine.com>

Fwd: School's almost here! Start prepping.

Jacob Landy <jacob.landy@startengine.com> Wed, Nov 8, 2023 at 5:11 PM
To: Isabella Marklin <isabella.marklin@startengine.com>

---------- Forwarded message ---------
From: **Texas tail distillery** <nick@texastaildistillery.com>
Date: Wed, Nov 8, 2023 at 1:49 PM
Subject: School's almost here! Start prepping.
To: <jacob.landy@startengine.com>

TEXAS TAIL DISTILLERY

2 Days Until Launch - Your Chance to Invest in Your Favorite Distillery!

Excitement is brewing at Texas tail Distillery as we prepare to launch our capital crowdfunding campaign with StartEngine.com. In just two days, on Friday, November 10th, you'll have the exclusive opportunity to become a part of our journey and invest in your favorite distillery.

At Texas Tail Distillery, we've been on an incredible adventure, crafting exceptional spirits and building a community of passionate enthusiasts like you. Now, we want you to join us in taking the next big step.

Investing in our distillery offers not only the chance to be a part of our success story but also some fantastic perks and rewards. We've designed different investment levels, each with its own set of exciting benefits. There are also time sensitive bonus shares if you invest in the first 2 weeks of launch.

Tier 1 Perk — Invest $500+ and receive

- Exclusive Texas Tail Investor sticker
- Exclusive TTD Drink Local Shirt
- Exclusive labeled Bottle of Vodka
- Name on a wood stave to go on the barrel wall as an community investor

Tier 2 Perk — Invest $1000+ and receive

- 2% Bonus Shares
- Exclusive Texas Tail Investor sticker
- Exclusive TTD Drink local Shirt
- Exclusive labeled Bottle of Vodka
- Name on a wood stave to go on the barrel wall as an community investor
- Metal investor Card good for 10% off your ticket when at the distillery

Tier 3 Perk — Invest $5,000+ and receive
- 6% Bonus Shares
- Exclusive Texas Tail Investor sticker
- Exclusive TTD Drink local Shirt
- Exclusive labeled Bottle of Vodka
- Add your name to a new barrel of bourbon and keep the barrel once harvested.
- Name on a wood stave to go on the barrel wall as an community investor
- Metal investor Card good for 10% off your ticket when at the distillery

Tier 4 Perk — Invest $10,000+ and receive.
- 8% Bonus Shares
- **Private Barrel Pick** -Private sampling for 4 people, selecting one from three barrels. Add your name to that barrel and once harvested you get 2 exclusive bottles from your pick as well as the empty barrel. Join us to harvest bottles and personally sign each bottle.
- Exclusive Texas Tail Investor sticker
- Exclusive TTD Drink local Shirt
- Exclusive labeled Bottle of Vodka
- Name on a wood stave to go on the barrel wall as an community investor
- Metal investor Card good for 10% off your ticket when at the distillery

Tier 5 Perk — Invest $25,000+ and receive
- 10% Bonus Shares
- **Come distill with us** - Indulge in the complete bourbon adventure: Distill, barrel, and bottle your very own cask.
- Get your name on the barrel, a new bottle of "white dog", 4 bottles once it's matured and take the empty barrel home.
- Join us at the distillery to harvest bottles and personally sign each bottle.
- Exclusive Texas Tail Investor sticker
- Exclusive TTD Drink local Shirt
- Exclusive labeled Bottle of Vodka
- Name on a wood stave to go on the barrel wall as an community investor
- Metal investor Card good for 10% off your ticket when at the distillery

Tier 6 Perk — Invest $50,000+ and receive.
- 12% Bonus Shares
- **One off Distilling experience** - Craft, Barrel, and Bottle your exclusive batch. Full control from start to finish. Collaborate to create a one-of-a-kind bourbon, sold as a limited release at the distillery.
- Enjoy tastings for 4 people every year to decide when to harvest.
- Receive 2 new bottles of "white dog", plus 4 bottles per tasting and at harvest receive 4 bottles of your exclusive one-of-a-kind bourbon.
- Exclusive Texas Tail Investor sticker
- Exclusive TTD Drink local Shirt
- Exclusive labeled Bottle of Vodka
- Name on a wood stave to go on the barrel wall as an community investor
- Metal investor Card good for 10% off your ticket when at the distillery

From exclusive merchandise to behind-the-scenes access, we've got something special for every investor. This is your chance to show your support, enjoy the perks, and help us continue to create the finest spirits in the business.

Stay tuned for our launch on Friday, November 10th, and be ready to invest in your favorite distillery. Your participation means the world to us, and we can't wait to embark on this exciting journey with you.

Cheers to a bright future filled with great spirits and incredible memories!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Learn about **Startengine.com**

Texas Tail **Distillery**

Nick Droege - President
Texas Tail Distillery
2416 Postoffice St.
Galveston, TX 77550
(409) 220-3166

Get In Touch

--

Jacob Landy
Director of Funding Growth, Licensed Broker (S7, 63)
Phone: (424) 281-9323
Email: jacob.landy@startengine.com

-

Become an Owner in StartEngine - Learn more!
CEO Testimonials - Why I Chose StartEngine
Mr. Wonderful - The Power of Equity Crowdfunding
Referrals - $10k cash or $15k ad spend? Refer a founder & the choice is yours.

Isabella Marklin <isabella.marklin@startengine.com>

Important Update: Postponement of Crowdfunding Launch

Texas tail distillery <nick@texastaildistillery.com> Fri, Nov 10, 2023 at 2:22 PM
Reply-To: nick@texastaildistillery.com
To: isabella.marklin@startengine.com

TEXAS TAIL DISTILLERY

We hope this message finds you well. We're reaching out to inform you of a slight change in our plans regarding the launch of our capital crowdfunding campaign with StartEngine.

Due to the closure of the SEC in observance of Veterans Day, we have had to make the decision to postpone our launch. We understand the importance of regulatory compliance, and to ensure a smooth process, we've rescheduled the campaign to kick off on Monday afternoon.

If you have any questions or need further clarification, please feel free to reach out to Nick Droege at 281-960-2198.

We appreciate your understanding and look forward to your continued support. Thank you for being a valued part of our community, and we're excited to share this journey with you.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Sincerely,

Nick Droege
Texas Tail Distillery
2416 Postoffice St
Galveston, Tx 77550
(409) 220-3166

Visit our website

Texas Tail Distillery | 2416 Postoffice St, Galveston, TX 77550

Unsubscribe nick@texastaildistillery.com